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Canada

Catalyst Paper Corporation
2nd Floor – 3600 Lysander Lane
Richmond, BC  V7B 1C3

We consent to the use of our audit report dated March 11, 2010 to the shareholders of Catalyst Paper Corporation (the “Company”) on the financial statements of the Company, comprising the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, to be filed with securities regulatory authorities on EDGAR on May 12, 2010.

We have performed only limited procedures, including enquiries of the Company's management with respect to events occurring between the date of our audit report and the date of this consent.  We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of Ontario; accordingly, we do not consent to the use of our audit report for any other purpose.

Chartered Accountants

Vancouver, Canada
May 12, 2010